

LAWNDALE
CAPITAL MANAGEMENT, LLC

Andrew Shapiro
President

May 25, 2010

To the Board Members of P & F Industries:

As you know, for several years, Lawndale Capital Management, LLC, through the funds it manages, has been one of the largest independent shareowners of P & F Industries, Inc. ("P&F" or the "Company"). Lawndale presently owns 7.7% of the Company. Although for years we have generally been supportive of the stated plans and acquisitions of Chairman and CEO Richard Horowitz, we have become increasingly concerned with:

1) Mr. Horowitz' repeated execution failures, the result of which has been essentially zero growth in the Company's tangible book value over his entire 14+ year tenure as Chairman and CEO, and

2) The Company's corporate governance, which has continued to egregiously compensate Mr. Horowitz, with no apparent accountability for his lengthy period of failure.

As a result, and after considerable thought and review, **Lawndale is voting 272,812 shares (equal to 7.5% of eligible shares) to "WITHHOLD authority for ALL NOMINEES" on Proposal 1, Election of Directors** at your Annual Meeting. (As further discussed, below, leading independent proxy advisory services, Proxy Governance and RiskMetrics also recommended voting to "WITHHOLD ALL" and "WITHHOLD Dubofsky", respectively.)

The following excerpt from Proxy Governance's recommendation analysis explains their rationale to WITHHOLD ALL vote:

> **"In each of the past two years we have recommended withhold votes against all directors standing for election, based on the company's poor performance versus peers, the board's apparent lack of urgency about rebuilding shareholder value, and the Compensation Committee's seemingly irrevocable commitment to paying the CEO several multiples of peer median regardless of the long-term decline in the company's performance.**
> **… As it seems clear that all shareholders other than the current CEO have long been poorly served by the incumbent board and management team, we recommend – yet again - that shareholders withhold their votes from all the management nominees at this meeting."**

We have taken this step due to the following issues:

<u>For P&F's Small Size And Business Structure, Horowitz' Compensation Is Wholly Inappropriate</u>
Mr. Horowitz' employment agreement pays him a minimum of $926,250 plus a significant bonus, depending on profits. This base salary represents over 12% of both P&F's current market value, as well as P&F's earnings-before-CEO-compensation when the agreement was signed, in early 2007. As a 29% shareholder, Mr. Horowitz should not require such extensive profit participation to entice him to stay on as CEO and perform better. Nor should a CEO with such a significant stake in the company require a "Golden Parachute" agreement providing for several multiples of annual compensation upon a change of control. Proxy Governance's compensation analysis of P&F found:

> **"The average three-year compensation paid to the CEO is 216% above the median paid to CEOs at peer companies and the average three-year compensation paid to the other named executives is 38% above the median paid to executives at peer companies."**

P&F is structured as a holding company; it has discrete manufacturing, import and distribution businesses, each with its own divisional operating head. Yet, as illustrated in Figure 1, showing pretax income before

CEO compensation for the most recent 10-year period, Richard Horowitz took home an astounding 68% of this entire income.

Given the percentage of income that has been paid to Mr. Horowitz for "running" P&F, you would think the Company was a Wall Street bank and Mr. Horowitz was its main income-producing asset. Yet, P&F's own Wall Street lenders, Citibank and HSBC, as a condition to extending their loans, required Mr. Horowitz' cash payout to be capped at $750,000 as long as their loans were outstanding.

You know someone's compensation is really out of line when "Wall Street" thinks it's too high.

It should be noted that, in further disservice to his fellow shareholders, Mr. Horowitz required this compensation be deferred until after Citibank and HSBC were gone, rather than be truly cut (as is common among executives of similarly distressed businesses).

The Only Shareowner That Has Benefited From The Horowitz Era Has Been Horowitz
Over 14 years ago, Richard Horowitz was promoted to Chairman & CEO, taking over these roles from his father, Sidney, in November 1995. From December 31, 1995 to the end of March, 2010 with Mr. Horowitz at the operating helm, (the "Horowitz Era"), P&F has acquired and then divested multiple companies with little, if any, tangible value created. Further, relatively large amounts of Goodwill and Intangible Assets have been written off over time, reflecting a pattern of overpaying for or mismanaging acquisitions.

As illustrated in Figure 2, over the last ten calendar years, P&F's shareowner value has been destroyed, while Mr. Horowitz has been awarded a total of $13.5MM in cash by a Compensation Committee chaired by director nominee Alan Goldberg. During the full 14 1/4 year Horowitz Era, he has been awarded $17.6MM of cash compensation *plus* additional "other" compensation of $804,400 and 670,000 options (which by themselves represent over 15% of the Company on a fully-diluted basis).

Over the last ten calendar years, P&F's total shareholder equity has *fallen* by $3.4MM and PFIN's market capitalization has dropped a staggering $13.8MM (-59.5%). Over the entire Horowitz Era, tangible book value increased by only $779 thousand, or less than 0.4% compounded annually.

The Proxy Governance analysis, in their WITHHOLD ALL recommendation noted:

> **"… over the past three years, while the CEO has collected salary and cash incentives worth approximately half the company's current market capitalization, shareholders have lost 76% in the market value of their investment. Shareholder's equity has fallen by more than 50% - yet shares now trade at a 70% discount to even those reduced circumstances."**

Mr. Horowitz' pay has extracted essentially all of P&F's income available to shareholders. It may be argued that such a long period of granting so much money to the exclusive benefit of the company's largest shareholder has been a selective dividend, or possibly even a case of fiduciary breach in the form of corporate waste.

Perhaps, if P&F Compensation Committee members and most other directors were to purchase and own a meaningful amount of P&F stock, executive compensation at the Company would become shareowner aligned.

P&F's Board Requires Increased Independence Via New Directors From Outside "The Club"
We find it disturbing that of P&F's eight-member Board, four directors (Mr. Horowitz, Mr. Goldberg, Mr. Solomon and Mr. Dubofsky) are close friends and sourced from the same Glen Oaks Country Club of Old Westbury, New York, and ALL members of the Compensation Committee, chaired by Mr. Goldberg, are club members. We hope social and financial status pressures in the Club did not serve as justification for the outsized compensation. However, we note from our review of the tax returns of the foundations of Mr. Horowitz, his relatives, and other Company Board members, that there are many shared common interests as well as an enormous investment loss suffered at the hands of Bernard Madoff. These circumstances raise additional concerns: P&F shareowners shouldn't have to be made to pay for a golf foursome's charitable and wealth rebuilding priorities.

It is a sure sign of weakness in a company's corporate governance structure when its board approves unjustifiable compensation. This weakness is likely to interfere with other oversight responsibilities such as reigning in excessively high fixed overhead costs from overstaffing, inefficient purchasing or excess manufacturing capacity.

The independent proxy advisory firm, Riskmetrics, highlighting the $545,000 of premiums and fees paid by P&F to Robert Dubofsky's insurance brokerage firm, has recommended that P&F's shareholders vote WITHHOLD on director Dubofsky. Riskmetrics believes, as do we and most shareowners, that key board committees should include only independent directors to ensure independent oversight of management and that such payments make Mr. Dubofsky an "Affiliated Outsider" and not sufficiently independent.

As proxy advisor Proxy Governance discussed the failure of accountability at P&F:

> **"Far beyond the letter of the exchange standards, the spirit of director independence requires taking decisive action in the face of clear evidence there is a problem with management …. it seems clear that all shareholders other than the current CEO have long been poorly served by the incumbent board and management team."**

Lawndale Has Provided P&F Several Outstanding Independent & Qualified Nominees
In response to a December, 2009 request by Nominating Committee Chairman Mark Utay, Lawndale submitted five highly qualified and independent individuals for possible addition to P&F's Board. Although our nominations were made long before the deadline for setting P&F's slate and proxy for the upcoming June 3 Annual Meeting, none of our suggested nominees appeared on the final proxy.

We raised concerns over increasing the Company's Board size and instead suggested that its legacy directors be scrutinized for replacement with new highly qualified directors who are truly independent of affiliations with management. Not only should legacy directors who lack technical independence, such as Dennis Kalick, one of Mr. Horowitz' personal tax advisors, be prime candidates for replacement, but also some or all of the three P&F directors from the Glen Oaks Club. They likely lack independence due to very strong social, financial and charitable interlocks to Mr. Horowitz – all the more reason for Lawndale's WITHHOLD votes on ALL director nominees (and Glen Oaks Club members) Alan Goldberg, Robert Dubofsky and Richard Horowitz.

Our decision at this time to limit our actions to a "withhold" vote was made with the belief that the P&F Board will work with us to expeditiously to improve the Board's structure. We request a meeting with you personally to discuss constructive actions you can take to improve corporate governance and maximize value for all P&F shareholders.

Thank you for your prompt consideration of the matters outlined in this communication. We look forward to working with you.

Sincerely,

Andrew Shapiro
President

LAWNDALE
CAPITAL MANAGEMENT, LLC

Figure 1:



P&F Industries: Richard Horowitz, Chairman & CEO
Pretax Income Before CEO Cash Compensation
10 Years: 1/1/00 - 12/31/09
100% =
$19.8 million
Horowitz Cash Compensation 68%
Net Pretax Income: Shareowners 32%
Source: Company filings

LAWNDALE
CAPITAL MANAGEMENT, LLC

Figure 2:

A)



P&F Industries: Richard Horowitz, Chairman & CEO
CEO Cash Compensation vs. Change in Shareholder Value
10 Years: 1/1/00 - 12/31/09
$15,000,000
$10,000,000
$5,000,000
$0
($5,000,000)
($10,000,000)
($15,000,000)
($20,000,000)
$13,475,005
($3,409,530)
($4,475,048)
($13,789,325)
CEO Cash Comp
Book Value
Tangible Book Value
Market Cap

Source: Company filings, Bloomberg

B)



P&F Industries: Richard Horowitz, Chairman & CEO
CEO Cash Compensation vs. Change in Shareholder Value
14.25 Years: 1/1/96 - 3/30/10 ("Horowitz Era")
$20,000,000
$16,000,000
$12,000,000
$8,000,000
$4,000,000
$0
$17,621,568*
$5,507,180
$779,001
$2,622,530
CEO Cash Comp
Book Value
Tangible Book Value
Market Cap

*Q1 2010 Cash Comp = 1/4 of Annual Base Salary
Source: Company filings, Bloomberg